106 West Main · P.O. Box C
Riceville, Iowa 50466
Telephone (641) 985-4025    Fax (641) 985-4046
www.homelandenergysolutions.com

September 12, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010
Mail Stop 7010
Attn: Rufus Decker
Accounting Branch Chief

Re:	Homeland Energy Solutions, LLC Form 10-KSB/A for the Year Ended December 31, 2007 File No. 0-53202

Dear Mr. Decker:

We are in receipt of your letter dated August 28, 2008 providing comments on our amendment to Form 10-KSB for the year ended December 31, 2007 as originally filed on February 22, 2008. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses, set forth below are each of your comments in chronological order immediately followed by our responses.

FORM 10-KSB/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

1.
We note your response to our comments issues on July 21, 2008. However, as more fully described in footnote 82 of SEC Final Rule Release No. 33-8760, a newly public company that filed a special financial report under Exchange Act Rule 15d-2 is considered to have filed an annual report. Therefore, such newly public companies are required to fully comply with the internal control over financial reporting requirements when filing an annual report for their next fiscal year. In your case, since your special financial report covered the year ended October 31, 2006 and then you subsequently changed your year-end to December 31, you were required to fully comply with the internal control over financial reporting requirements when you filed your Form 10-KSB for the year ended December 31, 2007. Therefore, we are reissuing all of our previous comments issued to you in our letter dated July 31, 2008. We request that you amend your filing within 30 calendar days to provide management’s required report on internal control over financial reporting and address all other issues noted in our previously issued comments, which are repeated below for your convenience.

RESPONSE: We understand the requirement that we include our management’s report on internal control over financial reporting, and we intend to conduct our evaluation and will amend our Form 10-KSB/A to include our management’s report in accordance with the internal control over financial reporting requirements.

2.
We note from your disclosure that management has not conducted an evaluation nor provided an assessment of internal control over financial reporting as of December 31, 2007. Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting. In performing your evaluation, you may find the following documents helpful:

•
the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Report Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

•
the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

•	the “Sarbanes-Oxley Section 404 – A Guide for Small Business” brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to perform or complete management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

RESPONSE: We note the requirement to report on management’s assessment of internal control over financial reporting and understand the importance of such requirement to the company’s unit-holders. We have retained a consultant who will be on-site mid-September to conduct the necessary analysis and testing to complete the assessment. Thereafter, we shall amend our filings to include management’s assessment of internal control over financial reporting. We will provide an update as to when we expect our evaluation will be complete so that our filing can be amended to include this assessment.

Sincerely,

/s/ Stephen K. Eastman

Stephen K. Eastman, President

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